
03025601

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC MAIL RECEIVED PROCESSING
JUN 2 7 2003
WASH, D.C. 188 SECTION

Form 11-K

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ended December 31, 2002.

OR

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 0-15981

A. Full title of the plan and address of the plan, if different from that of the issuer below:

HRH RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HILB, ROGAL AND HAMILTON COMPANY
4951 Lake Brook Drive, Suite 500
GLEN ALLEN, VIRGINIA 23060
(804) 747-6500

PROCESSED
JUL 0 2 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HRH RETIREMENT SAVINGS PLAN

DATE: June 25, 2003

Carolyn Jones
Senior Vice President, Chief Financial Officer and Treasurer
Hilb, Rogal and Hamilton Company

HRH RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors

0304-0421346-RIC

HRH Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Contents



Ernst & Young LLP
One James Center
Suite 1000
901 East Cary Street (23219 4065)
P.O. Box 680
Richmond, Virginia 23218-0680

Phone: (804) 344-6000
www.ey.com

Report of Independent Auditors

Plan Administrator
HRH Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Richmond, Virginia
June 23, 2003

HRH Retirement Savings Plan

Statement of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments, at fair value:		
Common Trust Fund	**$ 31,512,078**	$ 24,584,663
Mutual Funds	**56,745,849**	72,382,519
HRH Common Stock	**19,092,992**	9,147,743
HRH Stock Liquidity Fund	**98,403**	54,359
Participant loans	**3,336,518**	2,820,802
Total investments	**110,785,840**	108,990,086
Contribution receivable due from Hilb, Rogal and Hamilton Company	**3,755,834**	3,235,729
Net assets available for benefits	**$ 114,541,674**	$ 112,225,815

See accompanying notes.

HRH Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income	$ 944,289
Transfers from plan mergers	931,810
Contributions:	
Hilb, Rogal and Hamilton Company	3,755,834
Employees	16,773,080
	20,528,914
Total additions	22,405,013
Deductions	
Benefit payments	11,052,313
Administrative expenses	306,505
Total deductions	11,358,818
Net realized and unrealized depreciation in fair value of investments	(8,730,336)
Net increase	2,315,859
Net assets available for benefits at beginning of year	112,225,815
Net assets available for benefits at end of year	$ 114,541,674

See accompanying notes.

1. Description of the Plan

The following description of the HRH Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Hilb, Rogal and Hamilton Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan includes a before-tax savings feature pursuant to Section 401(k) of the Internal Revenue Code (IRC). Under the before-tax savings feature, participants may elect to contribute from 1% to 100% of their salary on a before-tax basis but at no time shall this contribution exceed limits established by the IRC. Effective January 1, 2002, the maximum contribution percentage was increased from 20% to 100%. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company shall make a minimum matching contribution from current or accumulated profits of 100% of the first 3% of compensation contributed by a participant. In addition, each year the Company may contribute additional amounts from current or accumulated profits at the option of the Company's Board of Directors based on a percentage of participants' compensation.

Participants can elect one of several available options for investing their share of Company contributions and voluntary contributions. The accounts of those participants who do not make an investment election will be automatically invested in the PNC Investment Contract Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. These allocations are based upon a participant's earnings or account balance, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.

1. Description of the Plan (continued)

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on their years of continuous service. A participant is 100% vested after five years of credited service. Should the Plan terminate at some future time, participants will become 100% vested in their accounts.

Loans to Participants

The administrator may make loans to a participant from the participant's account. These loans are secured by the participant's remaining account balance. Loans of terminated participants and loans in default are treated as distributions to the participant. Principal and interest are repaid ratably through semi-monthly payroll deductions.

Participants may obtain loans based on the vested value of their account balances; however, loans cannot exceed the lesser of 50% of the participant's account value or a maximum of $50,000 in accordance with the Department of Labor's regulations on loans to participants. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless the loan is used to purchase the participant's primary residence, in which case the loan term may not exceed 30 years.

Payment of Benefits

Upon termination of service a participant, subject to Plan limitations, may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly or annual installments.

Administrative Expenses

Substantially all investment and administrative expenses of the Plan are paid by the Plan.

2. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

The Plan's investments are stated at fair value. Common trust funds are reported at current unit value which is based on quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. HRH common stock is valued at the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

All of the Plan's investments are held by PNC Bank, N.A., trustee of the Plan.

Individual investments representing 5 percent or more of the fair value of net assets available for benefits were as follows:

	December 31	
	2002	**2001**
Common Trust Fund:		
PNC Investment Contract Fund	**$31,512,078**	$ 24,584,663
Mutual Funds:		
BlackRock Index Equity Fund	**5,365,385***	6,706,339
BlackRock Large Cap Value Equity Fund	**4,709,371***	6,884,199
Fidelity Magellan Fund	**8,853,991**	12,396,537
Janus Adviser Balanced Fund	**7,805,869**	8,143,409
Janus Adviser Capital Fund	**7,402,757**	9,793,220
Janus Adviser Worldwide Fund	**7,231,431**	10,294,901
Common Stock Fund:		
HRH Common Stock Fund	**19,092,992**	9,147,743

**Investment does not represent over five percent of net assets available for benefits as of December 31, 2002.*

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Mutual Funds	$(14,833,423)
Common Trust Fund	1,387,646
HRH Common Stock	4,715,441
	$ (8,730,336)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 21, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Related-Party Transactions

Certain plan assets are invested in funds sponsored by the trustee and stock of the Plan Sponsor. Transactions involving those investments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

6. Subsequent Events

Effective April 15, 2003, the Plan Sponsor added seven investment funds to the Plan and removed ten investment funds from the Plan.

Supplemental Schedule

HRH Retirement Savings Plan

EIN 54-1194795, Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Common Trust Fund:		
PNC Investment Contract Fund*	12,658,226 shares	$ 31,512,078
Mutual Funds:		
BlackRock Low Duration Bond Fund*	405,350 shares	4,158,887
INVESCO Select Income Fund	183,383 shares	951,758
Janus Adviser Balanced Fund	371,708 shares	7,805,869
BlackRock Index Equity Fund*	318,420 shares	5,365,385
BlackRock Large Cap Value Equity Fund*	482,024 shares	4,709,371
Fidelity Magellan Fund	112,133 shares	8,853,991
Janus Adviser Worldwide Fund	334,634 shares	7,231,431
BlackRock Small Cap Growth Fund*	385,568 shares	3,485,534
Janus Adviser Capital Fund	413,100 shares	7,402,757
Phoenix-Engemann Balanced Return Fund	56,905 shares	1,297,996
Phoenix-Goodwin Multi-Sector Fixed Income Fund	72,205 shares	731,436
Phoenix-Aberdeen Worldwide Opportunities Fund	119,465 shares	710,818
Phoenix-Oakhurst Growth and Income Fund	40,812 shares	424,858
Phoenix-Engemann Aggressive Growth Fund	206,264 shares	2,058,518
Phoenix-Engemann Capital Growth Fund	136,004 shares	1,557,240
		56,745,849
HRH Common Stock*	466,821 shares	19,092,992
HRH Stock Liquidity Fund	98,403 shares	98,403
Participant Loans*	Interest rates ranging from 5.25% to 10.50%; maturity dates vary with remaining terms from 1 to 30 years.	3,336,518
		3,434,921
Total investments		$ 110,785,840

* *Indicates party-in-interest to the Plan.*

EXHIBIT 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-44735) pertaining to the HRH Retirement Savings Plan of Hilb, Rogal and Hamilton Company of our report dated June 23, 2003, with respect to the financial statements and schedule of the HRH Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Richmond, Virginia
June 23, 2003

Exhibit 99.1

**STATEMENT OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350**

In connection with the Form 11-K of Hilb, Rogal and Hamilton Company for the year ended December 31, 2002, I, Martin L. Vaughan, III, Chief Executive Officer of Hilb, Rogal and Hamilton Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) such Form 11-K for the year ended December 31, 2002 fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in such Form 11-K for the year ended December 31, 2002 fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the HRH Retirement Savings Plan as of and for the periods presented in such Form 11-K.

By: ______________________ Date: June 24, 2003

Martin L. Vaughan, III
Chief Executive Officer

Exhibit 99.2

STATEMENT OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Form 11-K of Hilb, Rogal and Hamilton Company for the year ended December 31, 2002, I, Carolyn Jones, Senior Vice President, Chief Financial Officer and Treasurer of Hilb, Rogal and Hamilton Company, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) such Form 11-K for the year ended December 31, 2002 fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in such Form 11-K for the year ended December 31, 2002 fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the HRH Retirement Savings Plan as of and for the periods presented in such Form 11-K.

By: ______________________ Date: June 24, 2003

Carolyn Jones
Senior Vice President, Chief
Financial Officer and Treasurer